Mail Stop 6010

								February 17, 2006

Via U.S. Mail and Facsimile

Mr. Roderick de Greef
Chief Financial Officer
Cambridge Heart, Inc.
1 Oak Park Drive
Bedford, MA 01730

Re:	Cambridge Heart, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 30, 2005
      Response Letter dated January 18, 2006
	File No. 000-20991

Dear Mr. de Greef:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Year Ended December 31, 2004

Item 8. Financial Statements and Supplementary Data, page 30

Note 8. Convertible Preferred Stock, page 43

1. We note your response to comment four in our letter dated
December
23, 2005. We note that the warrant holders may receive cash at the holder`s option in the case of a Fundamental Transaction. Under EITF
00-19 any provision, regardless of probability, that could require net-cash settlement would result in classification as a liability and be accounted for at fair value. Therefore, it appears that you do not qualify for the scope exception in paragraph 11(a) of SFAS 133.
Please revise or advise.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.


      Sincerely,



Brian Cascio
Accounting Branch Chief


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Mr. Roderick de Greef
Cambridge Heart, Inc.
February 17, 2006
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